Exhibit 99.1

NIP Group Inc. Reports First Half 2024 Unaudited Financial Results

Net revenues from Events Production Increased by 376.5% YoY

Total operating expenses reduced by 49% YoY, narrowing net loss by 59%

Leveraging core competencies to create an expansive digital entertainment ecosystem with diverse revenue streams.

WUHAN, China – November 25, 2024 – NIP Group Inc. (“NIPG” or the “Company”) (NASDAQ: NIPG), a leading digital entertainment company, today announced its unaudited financial results for the first half of 2024, demonstrating year-over-year topline growth and narrowing losses as the Company balances growth and profitability by investing in high-growth areas while optimizing costs.

First Six Months of 2024 Financial and Operational Highlights

•	Total net revenues for the first half of 2024 were US$39.3 million, compared with US$38.6 million in the same period of 2023.

•	Gross profit for the first half of 2024 was US$2.4 million, compared with US$2.3 million in the same period of 2023.

•	Net loss for the first half of 2024 was US$4.7 million, compared with US$11.3 million in the same period of 2023.

•	Adjusted EBITDA for the first half of 2024 was negative US$2.6 million, compared with negative US$2.7 million in the same period of 2023.

Business Updates

•	Completed initial public offering on NASDAQ raising over $20 million of capital in July 2024.

•	Launched esports-themed hospitality service through a strategic partnership with Homeinns Hotels Group in August 2024.

•	Entered into the game publishing market to create a fully integrated digital entertainment ecosystem in September 2024.

•	Acquired Young Will, a leader in teen culture-themed short video content which boasts a following of over 115 million fans across major Chinese social media platforms, to strengthen the Company’s position in talent management in October 2024.

•	Facilitating the entry into a term sheet with the Abu Dhabi Investment Office (“ADIO”), marking the Company's expansion into the Middle East region.

Mario Ho, Chairman and Co-CEO of NIP Group, commented, “The first half of 2024 marked a pivotal phase in our company's evolution from an esports-focused enterprise to a comprehensive gaming company. We have successfully laid the groundwork for our revenue diversification through strategic initiatives in game publishing, talent management upgrades, and sports-themed hospitality services, while expanding our operations to encompass the Middle East market. Our event production business has demonstrated remarkable growth, achieving a 376.5% revenue increase year-over-year. In talent management, we made the strategic decision to shift away from low-margin platforms, focusing instead on high-performance opportunities that better serve our long-term objectives. These moves reflect our commitment to building a more well-rounded and robust organization. Meanwhile, our recent public listing provides us with enhanced access to capital markets, potentially accelerating our future growth initiatives. Through these strategic shifts, we are maintaining our revenue growth trajectory while expediting our path to profitability.”

Hicham Chahine, Co-CEO of NIP Group, commented, “Looking ahead, we plan on executing several key strategic initiatives through the remainder of the year and through 2025 that will position us for sustainable growth and improved profitability. We are front-loading our staffing and marketing investments in our event production segment, and we expect to realize significant benefits from these economies of scale in 2025 and beyond. Our game publishing division is set to contribute meaningful revenue starting in 2025, and its established profitability will enhance our overall margins. In addition, our recent term sheet with the Abu Dhabi Investment Office will provide crucial subsidies enabling us to not only achieve EBITDA breakeven much earlier than planned, but also accelerate our organic growth and attain the economy of scale for maintaining profitability even after the subsidy expires. We are optimistic about the potential of our new initiatives and are thrilled to see what the future will bring.”

Ben Li, CFO of NIP Group, added, “Our financial results for the first half of 2024 reflect the ongoing strategic transformation of our business. Net revenues maintained stability despite a challenging macro backdrop, primarily driven by significant expansion in our event production segment. This performance demonstrates the initial impact of our business transition initiatives. Notably, we have substantially improved our bottom line, with net losses narrowing from US$11.3 million in the first half of 2023 to US$4.7 million in the first half of 2024. Our balance sheet remains solid, providing us with the financial flexibility to execute our growth strategy while maintaining operational stability. These results underscore the effectiveness of our strategic initiatives and our commitment to balancing topline growth with lasting profitability.”

First Six Months of 2024 Financial Results

Total net revenues

Total net revenues were US$39.3 million for the first half of 2024, compared to US$38.6 million in the same period of 2023.

The following table sets forth a breakdown of the Company’s net revenues by business segments for the period indicated.

	For the Six Months Ended June 30,
	2023		2024
	US$	%	US$	%
	(US$ in thousands, except for %)
Net revenues:
Esports teams operation	9,849	25.5	8,781	22.3
Talent management service	26,896	69.8	21,901	55.7
Event production	1,818	4.7	8,662	22.0
Total	38,563	100.0	39,344	100.0

Total net revenues for the first half of 2024 increased by 2.0% to US$39.3 million, compared with US$38.6 million in the same period of 2023.

•	Esports teams operation. Net revenues from esports teams operation during the first half of 2024 were US$8.8 million, representing a change of 10.8% from US$9.8 million in the same period of 2023, reflecting the transitory impact of the Company’s shift from IP licensing revenue related to PC and Console games to league revenue share from mobile games.

•	Talent management service. Net revenues from talent management services were US$21.9 million during the first half of 2024, representing a change of 18.6% from US$26.9 million in the same period of 2023, reflecting the transitory impact of the Company’s migration from low-performance to high-performance online entertainment platforms.

•	Event production. Net revenues from events production increased by 376.5% to US$8.7 million in the first half of 2024, from US$1.8 million in the same period of 2023. The increase was primarily driven by the Company hosting a higher number of events in 2024, due to improved integration of internal and external resources during the period.

•	Foreign exchange impact. During the first half of 2024, the Company’s total net revenues were negatively impacted by unfavorable exchange rate movements. The appreciation of the US dollar compared to the RMB has had a negative impact on operations. The functional currency of the company’s PRC subsidiaries is RMB. The company lost approximately 4 percent of the value when sales amount in RMB for the six months ended June 30, 2024, translated into the US dollar.

Cost of revenues

Cost of revenues for the first half of 2024 was US$37.0 million, compared to US$36.3 million in the same period of 2023.

The following table sets forth a breakdown of the Company’s cost of revenues by business segments for the periods indicated.

	For the Six Months Ended June 30,
	2023		2024
	US$	%	US$	%
	(US$ in thousands, except for %)
Cost of revenues:
Esports teams operation	7,332	20.2	6,019	16.3
Talent management service	27,388	75.5	23,204	62.7
Event production	1,550	4.3	7,757	21.0
Total	36,270	100.0	36,980	100.0

•	Esports teams operation. Cost of revenues from esports teams operation for the first half of 2024 decreased by 17.9% to US$6.0 million, from US$7.3 million in the same period of 2023. The decline was primarily driven by a decrease in IP licensing fees paid to athletes under Ninjas in Pyjamas.

•	Talent management service. Cost of revenues from talent management service for the first half of 2024 decreased by 15.3% to US$23.2 million, from US$27.4 million in the same period of 2023. The decrease was mainly due to the decline in livestreaming service fees paid to online entertainers.

•	Event production. Cost of revenues from event production for the first half of 2024 increased by 400.5% to US$7.8 million from US$1.6 million in the same period of 2023. The increase was in line with the increase in revenues recognized from the Company’s event production business.

Gross profit

Gross profit for the first half of 2024 was US$2.4 million, compared with US$2.3 million in the same period of 2023. Gross margin for the first half of 2024 was 6.0%, compared with 5.9% in the same period of 2023. The slight increase in gross profit margin was mainly attributable to the increase in event production revenues, which was partially offset by the decline in talent management service revenues.

•	Esports teams operation. Esports teams operation gross profit increased to US$2.8 million in the first half of 2024, from US$2.5 million in the same period of 2023. Gross margin increased to 31.5% from 25.6% in the first half of 2023, primarily due to increased revenue from league revenue sharing and athlete transfer and rental fees, which have a higher margin.

•	Talent management service. Gross loss from talent management service changed from US$0.5 million in the first half of 2023 to US$1.3 million in the same period of 2024. Gross loss margin expanding from 1.8% in the first half of 2023 to 5.9% in the same period of 2024, primarily due to declining economies of scale.

•	Event production. Gross profit from event production increased to US$0.9 million in the first half of 2024, from US$0.3 million in the same period of 2023. Gross profit margin declined from 14.7% in the first half of 2023 to 10.5% in the same period of 2024, mainly due to new large-scale esports events with lower average margins that the Company hosted in the first half of 2024 as well as the Company frontloading staffing and marketing expenses to accelerate the pace towards economy of scale.

Selling and Marketing Expenses

Selling and marketing expenses for the first half of 2024 were US$2.8 million, representing a decrease of 26.7% from US$3.8 million in the same period of 2023. This was mainly attributable to a decrease in marketing and promotion expenses for talent management service, and the decrease in business costs. Selling and marketing expenses as a percentage of net revenues decreased from 9.9% in the first half of 2023 to 7.1% in the same period of 2024, mainly due to improvements in operating efficiency.

General and Administrative Expenses

General and administrative expenses for the first half of 2024 decreased by 56.6% to US$4.7 million, from US$10.8 million in the same period of 2023. The decrease was primarily due to a decline in share-based compensation expenses, as the shares under the Company’s share incentive plans were fully vested in the first half of 2023. General and administrative expenses excluding share-based compensation for management and administrative employees as a percentage of net revenues increased slightly from 11.8% in the first half of 2023 to 11.9% in the same period of 2024.

Other loss for the first half of 2024 was US$0.5 million, compared with other income of US$0.2 million in the same period of 2023. The change was primarily due to a decline in government grant income.

Net loss for the first half of 2024 was US$4.7 million, compared with US$11.3 million in the same period of 2023.

Adjusted EBITDA, which is calculated as net loss excluding interest expense, net, income tax (benefit) expense, depreciation and amortization, and share-based compensation expenses, was negative US$2.6 million for the first half of 2024, compared with negative US$2.7 million in the same period of 2023.

Cash and cash equivalents

As of June 30, 2024, the Company had cash and cash equivalents of US$6.8 million, compared with US$7.6 million as of December 31, 2023.

Use of Non-GAAP Financial Measures

Adjusted EBITDA is calculated as net loss excluding interest expense, net, income tax (benefit) expense, depreciation and amortization and share-based compensation expense. The non-GAAP financial measure is presented to enhance investors’ overall understanding of financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to the most directly comparable GAAP financial measure. As non-GAAP financial measure has material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure as a substitute for, or superior to, such metrics prepared in accordance with GAAP.

The following table sets forth a breakdown of non-GAAP financial measures of the company for the periods indicated.

	For the Six Months Ended June 30,
	2023	2024
	US$	US$
	(US$ in thousands, except for %)
Net loss	(11,271)	(4,666)
Add:
Interest expense, net	218	340
Income tax benefits	(818)	(931)
Depreciation and amortization(1)	2,866	2,698
Share-based compensation expense	6,257	-
Adjusted EBITDA	(2,748)	(2,559)
Adjusted EBITDA margin(2)	(7.1)	(6.5)

Notes:

(1) Primarily consists of depreciation related to property and equipment, as well as amortization related to intangible assets

(2) Adjusted EBITDA as a percentage of revenues.

Exchange Rate Information

The functional currency of the company’s PRC subsidiaries is RMB, which is the local currency used by the subsidiaries to determine financial position and operation result. The functional currency of Ninjas in Pyjamas is SEK, which is the local currency used by the subsidiary to determine financial position and operation result. The Group’s financial statements are reported using U.S. Dollars (“$”). The results of operations and the consolidated statements of cash flows denominated in functional currency is translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in functional currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity (deficit). Gains or losses from foreign currency transactions are included in the results of operations.

The following table outlines the currency exchange rates published by the Federal Reserve Board were used in unaudited condensed consolidated financial statements:

	As of
	December 31, 2023	June 30, 2024
Balance sheet items, except for equity accounts
RMB against $	7.0999	7.2672
SEK against $	10.0506	10.5996

	For the Six Months Ended June 30,
	2023	2024
Items in the statements of operation and comprehensive loss, and statements of cash flows
RMB against $	6.9283	7.2150
SEK against $	10.4862	10.5473

Recent Developments

•	On July 26, 2024, NIPG announced the pricing of its initial public offering of 2,250,000 American depositary shares (“ADSs”), at US$9.00 per ADS, for a total offering size of US$20.25 million. The ADSs began trading on the Nasdaq Global Market on July 26, 2024, under the ticker “NIPG”.

•	On August 21, 2024, NIPG announced it had entered a strategic partnership with Homeinns Hotels Group, a leading hospitality company in China. This collaboration will establish a joint venture focused on the development and operation of esports-themed hotels, with NIPG taking the controlling stake to oversee investment, operations, and management.

•	On September 9, 2024, NIPG announced it had entered the game publishing market, underscoring the Company’s strategic ambition to create a fully integrated digital entertainment ecosystem. NIPG’s game publishing strategy will be multifaceted, focusing on esports-oriented titles, as well as exploring opportunities in various game categories.

•	On October 15, 2024, NIPG announced it had signed a definitive agreement to acquire Young Will, a leader in teen culture-themed short video content which boasts a following of over 115 million fans across major Chinese social media platforms. The strategic acquisition strengthened the Company’s position in talent management and served to expand its digital entertainment ecosystem.

About NIP Group

NIP Group (NASDAQ: NIPG) is a digital entertainment company created for a growing global audience of gaming and esports fans. The business was formed in 2023 through a merger between legendary esports organization Ninjas in Pyjamas and digital sports group ESV5, which includes eStar Gaming, a world-leader in mobile esports. Building on the success of its competitive teams with an innovative mix of business ventures, including talent management, event production, hospitality and game publishing, NIP Group is developing transformational experiences that entertain, inspire and connect fans worldwide, to expand its global footprint and engage digital-first gamers where they are. NIP Group currently has operations in Sweden, China, Abu Dhabi and Brazil, and its esports rosters participate across multiple game titles at the biggest events around the world.

Safe Harbor Statements

This press release contains statements that constitute “forward-looking” statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” or other similar expressions. Among other things, the business outlook and quotations from management in this press release, as well as NIP Group’s strategic and operational plans, contain forward-looking statements. NIP Group may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about NIP Group’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIP Group’s growth strategies; its future business development, results of operations and financial condition; its ability to maintain and enhance the recognition and reputation of its brand; developments in the relevant governmental laws, regulations, policies toward NIP Group’s industry; and general economic and business conditions globally and in the countries or regions where NIP Group has operations; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIP Group’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIP Group undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

NIP Group Inc.

Investor Relations

Tel: +46 8133700

Email: IR@nipgroup.gg

NIP GROUP INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of
	December 31, 2023	June 30, 2024
ASSETS
Current assets:
Cash and cash equivalents	$7,594,601	$6,762,378
Accounts receivable, net	18,995,477	20,708,803
Amounts due from related parties	269,817	227,278
Prepaid expenses and other current assets, net	2,494,395	5,683,742
Total current assets	29,354,290	33,382,201
Non-current assets:
Property and equipment, net	2,917,525	2,606,199
Intangible assets, net	133,969,114	126,471,993
Right-of-use assets	2,124,481	1,807,015
Goodwill	141,402,327	134,912,191
Deferred tax assets	550,794	1,065,535
Other non-current assets	3,521,024	5,100,847
Total non-current assets	284,485,265	271,963,780
Total assets	$313,839,555	$305,345,981

LIABILITIES
Current liabilities:
Short-term borrowings	$5,324,019	$10,870,762
Long-term borrowing, current portion	281,694	275,209
Accounts payable	12,728,929	12,632,333
Payable related to league tournaments rights, current	1,921,518	1,906,028
Accrued expenses and other liabilities	6,106,258	10,169,603
Deferred revenue	500,785	333,972
Operating lease liabilities, current	644,858	688,065
Amount due to related parties, current	1,270,663	920,445
Total current liabilities	28,778,724	37,796,417
Non-current liabilities:
Long-term borrowing, non-current	3,713,180	3,509,566
Amount due to related party, non-current	131,017	131,017
Payable related to league tournaments rights, non-current	2,342,940	2,365,306
Operating lease liabilities, non-current	1,475,374	1,171,644
Deferred tax liabilities	24,659,215	23,254,194
Total non-current liabilities:	32,321,726	30,431,727
Total liabilities	$61,100,450	$68,228,144

NIP GROUP INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of
	December 31, 2023	June 30, 2024
Commitments and contingencies

MEZZANINE EQUITY
Class A redeemable preferred shares	$114,893,066	$123,547,635
Class B redeemable preferred shares	16,766,736	16,976,181
Class B-1 redeemable preferred shares	190,882,461	215,222,620
Total mezzanine equity	$322,542,263	$355,746,436

DEFICIT:
Ordinary shares	$3,716	$3,716
Subscription receivable	(3,716)	(3,716)
Additional paid-in capital	-	-
Statutory reserve	72,420	72,420
Accumulated deficit	(80,300,893)	(120,878,503)
Accumulated other comprehensive income (loss)	5,425,370	(2,803,671)
Total deficit attributable to the shareholders of NIP Group Inc.	(74,803,103)	(123,609,754)
Non-controlling interests	4,999,945	4,981,155
Total deficit	(69,803,158)	(118,628,599)
Total liabilities, mezzanine equity and deficit	$313,839,555	$305,345,981

NIP GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2023	2024
Net revenue - third parties	$38,006,519	$38,892,846
Net revenue - related parties	556,917	451,626
Total net revenue	38,563,436	39,344,472
Cost of revenue - third parties	(36,043,173)	(36,816,220)
Cost of revenue - related parties	(226,751)	(164,238)
Total cost of revenue	(36,269,924)	(36,980,458)
Gross profit	2,293,512	2,364,014

Operating expenses:
Selling and marketing expenses	(3,806,023)	(2,790,316)
General and administrative expenses	(10,795,277)	(4,684,201)
Total operating expenses	(14,601,300)	(7,474,517)

Operating loss	(12,307,788)	(5,110,503)

Other income (expense):
Other income (expense), net	436,674	(145,598)
Interest expense, net	(218,425)	(340,486)
Total other income (expense), net	218,249	(486,084)

Loss before income tax expenses	(12,089,539)	(5,596,587)
Income tax benefits	818,215	931,032
Net loss	(11,271,324)	(4,665,555)
Net loss attributable to non-controlling interest	(117,584)	(18,925)
Net loss attributable to NIP Group Inc.	(11,153,740)	(4,646,630)
Preferred shares redemption value accretion	(12,830,373)	(35,930,980)
Net loss attributable to NIP Group Inc.'s shareholders	(23,984,113)	(40,577,610)

Other comprehensive income (loss):
Foreign currency translation income attributable to non-controlling interest, net of nil tax	5,237	135
Foreign currency translation income (loss) attributable to ordinary shareholders, net of nil tax	1,288,471	(8,229,041)
Total comprehensive loss	$(9,977,616)	$(12,894,461)
Total comprehensive loss attributable to non-controlling interest	(112,347)	(18,790)
Total comprehensive loss attributable to NIP Group Inc.	(9,865,269)	(12,875,671)

Net loss per ordinary share
Basic and Diluted	(0.71)	(1.04)

Weighted average number of ordinary shares outstanding
Basic and Diluted	33,770,051	38,888,512